UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2026
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Amendment to Credit Agreement
As previously disclosed, on November 14, 2025, Milk Makeup LLC, a Delaware limited liability company (“Milk Makeup”) and Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”, and together with Milk Makeup, the “Borrowers”), which are wholly owned subsidiaries of Waldencast plc, a public limited company incorporated in Jersey (the “Company”), entered into the Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrowers, the Company, LSSF II Offshore Investments, LP, an Ontario limited partnership acting by its general partner, Lumina Fund II GP Ltd. (in such capacity, the “Administrative Agent”) and the lenders party thereto (the “Lenders”). The Credit Agreement requires the Company to issue warrants to the Lenders that hold Term Tranche B Loans (as defined in the Credit Agreement) to purchase up to 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding (the “Warrants”). On June 11, 2026, the Borrowers have entered into the Second Amendment to Credit Agreement and Acknowledgement (the “Second Amendment”) with the Administrative Agent and the Lenders to, among other things, postpone the requirement for the Company to issue the Warrants from (x) on or prior to July 1, 2026 to (b) on or prior to November 17, 2026.
The foregoing description of the Second Amendment and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the Second Amendment, a copy of which is filed as Exhibit 10.1 hereto and is expressly incorporated by reference herein.
Approval of saypha® ChIQ™
On June 15, 2026, the Company issued an announcement titled “Obagi Medical Announces FDA Approval of Obagi® saypha® ChIQ™ Injectable Hyaluronic Acid Gel”, a copy of which is attached as Exhibit 99.2 to this Form 6-K.
The information in this report on Form 6-K (including Exhibits 10.1 and 99.2 hereto) (“Report”) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the planned launch of Saypha® ChIQ™ and the growth strategies of Obagi Medical. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast and Obagi Medical that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the success of any commercial launches, (ii) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities, (iii) the overall economic and market conditions, sales forecasts and other information about Waldencast’s possible or assumed future results of operations or our performance, (iv) changes in general economic conditions, (v) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations, (vi) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s or Obagi Medical’s inability to implement their business plans, and (vii) the ability to continue to innovate Obagi Medical’s existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-

looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Waldencast assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts

Investors
ICR
investors@waldencast.com

Media
ICR
waldencast@icrinc.com

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
10.1
Second Amendment to Credit Agreement and Acknowledgement, dated June 11, 2026, by and among Milk Makeup LLC, Obagi Cosmeceuticals LLC, Waldencast plc, LSSF II Offshore Investments, LP, acting by its general partner, Lumina Fund II GP Ltd and the lenders party thereto.

99.2	Waldencast plc press release, dated June 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: June 15, 2026	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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